Computershare Trust Company of Canada

510 Burrard Street, 3rd floor

Vancouver, BC V6C 3B9

Tel: 604.661.9400

Fax: 604.661.9401

June 21, 2005

Dear Sirs: All applicable Exchanges and Commissions

Subject: DEREK OIL & GAS CORPORATION

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1. Meeting Type : Annual General and Special Meeting

2. CUSIP/Class of Security entitled to receive notification : 24981Q105/CA24981Q1054/COMMON

3. CUSIP/Class of Security entitled to vote : 24981Q105/CA24981Q1054/COMMON

4. Record Date for Notice : 12/08/2005

5. Record date for Voting : 12/08/2005

6. Beneficial Ownership determination date : 12/08/2005

7. Meeting Date : 23/09/2005

8. Meeting Location : Vancouver

Regards,

Jeremy Ohlback

Client Services

Tel: 604.661.9400 Ext 4097

Fax: 604.661.9401